

Mail Stop 3561

March 17, 2011

Via U.S. Mail

Mr. Gao Zhentao, Chief Executive Officer
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shangdong Province
The People's Republic of China

      Re: Yuhe International, Inc.
             Form 10-K for the year ended December 31, 2009
             Filed March 31, 2010
             Form 10-K/A for the year ended December 31, 2009
             Filed October 15, 2010
             File No. 001-34512

Dear Mr. Zhentao:

We have reviewed your response letter dated February 23, 2011 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K/A for the year ended December 31, 2009

Item 9A. Controls and Procedures, page 26

1. We refer to your responses to our prior comments 3 and 5. Please revise future filings to include disclosure concerning the relevant US GAAP experience of the internal personnel and consultants preparing your US GAAP financial statements. We would expect the disclosure to be in a level of detail similar to your response. Your revised disclosure should include the relevant US GAAP experience of Mr. Peter Li and why the company believes Mr. Li is qualified to serve as the audit committee's financial expert.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief